RBC RosBusinessConsulting

Securities and Exchange Commission
File No: 82-34864

01.03.2006

06011407

SUPPL

Dear Sirs,

Please find attached the following documents of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. The press release 'RBC expands to the print media segment'.
2. The press release 'Duma-approved new edition of the Advertising Law to have positive impact on RBC revenue '.

Sincerely yours,

p.p.

Natalia Makeeva
Chief Investor Relations Officer

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: (095) 363-11-11, 363-11-22; fax: (095) 363-11-25.
Internet: http://www.rbc.ru

RBC

RosBusinessConsulting

RBC expands to the print media segment

Moscow, February 27, 2006 – OAO RBC Information Systems (**RTS, MICEX: RBCI**) has announced the launch of a monthly business magazine entitled *RBC*. The first issue of the magazine with a monthly circulation of 70,000 copies will be released on March 15, 2006.

RBC magazine is chiefly aimed at company owners and top managers, but will also attract a wider audience comprising those who are used to keeping track of the latest trends and events in Russian and global business.

"We have mentioned before that we are looking into the print media market," RBC's General Director Yury Rovensky expanded on the magazine launch. "And we hope *RBC* magazine is not our last project in this field. However, since our company mainly deals with business information we decided to enter this segment with a business monthly."

RBC magazine will keep its readers informed of the main economic and political trends, follow developments related to the breaking news of each month, provide professional coverage of ongoing business transactions, as well as go through the latest achievements in various fields, including culture news. The magazine is set to occupy its niche among other business publications, due to the intimate knowledge of the business community and the problems it faces, provide exclusive investigations, and guide its readers around today's business world with details on who and how is making money in modern Russia.

All the magazine's materials will favorably contrast with other business publications, due to the wealth of information, lightness of style and in-depth coverage of issues. Among its main advantages are practical use for the business audience, the vast number of topics covered and professional design.

Petr Vlasov, the Editor-in-Chief of daily analytical online newspaper *RBC Daily*, has been appointed as the Editor-in-Chief of the new magazine. Konstantin Ryasentsev will be responsible for the magazine's production and distribution. Ryasenstev previously served as the Commercial Director of Burda publishing house.

"According to experts[1], the print media segment of the Russian advertising market will reach $1.5bn in 2006. Such positive dynamics are prompting us to enter this niche," Rovensky commented. "*RBC* magazine will be a new addition to the company's multi-delivery channel of news distribution, with electronic media remaining the priority for RBC though."

The total volume of investment in the magazine is about $2m. RBC's new project is expected to reach the breakeven point at an operating level in 2007, and to pay back in about 18 months.

[1] Association of Communication Agencies of Russia, November 2005

Advertising revenue and subscription fees are projected as the magazine's main source of revenue.

The magazine will be distributed through retail press outlets across Russia. The recommended price has been set at RUR85-90 per copy. From the second half of 2006, the magazine will be available by subscription, including online subscription at www.rbc.ru.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

RosBusinessConsulting

Duma-approved new edition of the Advertising Law to have positive impact on RBC revenue

Moscow, February 26, 2006 – The State Duma of Russia has passed a new edition of the Advertising Law in its third and final reading on February 22, 2006.

Particularly, the law sets forth a 20% (12-minute) advertising quota per hour, and a quota of no more than 15% of the total broadcasting time per day for 2006 and 2007, replacing the current quotas of around 25% per hour and 20% per day. From 2008, both the hourly and daily advertising time will be cut to not more than 15% of the total broadcasting time, with the changes applying to the so-called TV shops and crawlers as well, whose broadcasting time allocations have never been regulated before. Experts estimate that the new Advertising Law will boost advertising costs by 40% to 45%[1] in 2008 compared to 2007.

"We believe that these changes will have a positive impact on the revenue of RBC TV and RBC's Internet resources, as they will considerably increase advertising prices on federal television channels," RBC Chairman and CEO German Kaplun said. "Additionally, RBC TV has only been using around 15% of the total advertising time allowed per hour by law, and hence has a considerable time allowance for advertising. In our opinion, the new rules will also prompt companies regulated by the new law to reallocate their advertising budgets between nationwide TV channels, and niche TV channels, the Internet and the print media. Consequently, RBC's web sites, targeting both the business community and general audiences will be well positioned to become an attractive advertising platform for such companies, which will have a favorable effect on RBC revenue from Internet advertising."

The new edition of the Advertising Law approved by the State Duma is aimed to put forth tough requirements for alcohol, beer and tobacco advertising; restrict gambling and casino advertising; regulate the advertisement of drugs and dietary supplements; set stricter rules for the advertising of financial services; control the amount of advertising in children's programs; and ban the usage of outdoor advertising boards resembling road signs and advertising by means of special transport used for the purpose of advertising only.

To come into force, the new edition of the Advertising Law must yet be passed by the Federation Council and signed by the President of Russia.

Investor contact: Natalia Makeeva
Tel: +7 (495) 363 1111 (ext.1369), E-mail: ir@rbc.ru
Web: www.rbcinfosystems.ru

[1] Forecast by Video International analysts, Vedomosti, February 13, 2006